Mail Stop 3561

March 1, 2007

Mr. Ronald F. Valenta
Chief Executive Officer
General Finance Corporation
260 South Los Robles, Suite 217
Pasadena, California 91101

>   Re: **General Finance Corporation**
>   **Amendment No. 3 to Preliminary Proxy Statement on**
>   **Schedule 14A**
>   **Filed February 8, 2007**
>   **File No. 001-32845**

Dear Mr. Valenta:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We reissue comment two of our letter dated February 2, 2007. Please fill in the information regarding the record owners as of the most recent practicable date,

the closing sales price as of the record date, etc., and update in subsequent amendments.

Questions and Answers About the Acquisition and the Special Meeting, page iv

2.   We note your response to comment five of our letter dated February 2, 2007. Please disclose in the proxy statement in appropriate locations the explanatory information included in your response. Clarify whether you have had any contacts, discussions, or negotiations, preliminary or otherwise, with respect to any future transactions – including any contacts or discussions commenced as part of your search for this initial target business. Lastly, add clear disclosure in the discussion of the business regarding your acquisition strategy. We may have further comment.

3.   We note the disclosure on page vii that you determined the fair market value of Royal Wolf exceeds 80% of net assets. Please provide clear disclosure in this section and throughout the proxy statement that some of the valuation analyses provided ranges that are less than 80% and the resultant risk.

4.   We note that one condition to the merger is the receipt of written consents from various third parties to Royal Wolf contracts. Clarify in this section and in the more detailed discussion of the merger agreement whether these consents have been received and, if so, when.

5.   We reissue comment six of our letter dated February 2, 2007. Provide clear disclosure throughout the proxy statement regarding the additional steps that must be taken to elect conversion. This would include references in the letters to stockholders, the cover page of the proxy statement, etc. and should include a cross-reference to the page(s) where the more detailed information is located.

6.   Add clear disclosure explaining to shareholders the reason for requiring these additional steps and the tendering of their certificates before the meeting, when there is no guarantee that conversion will occur and the basis for making this a requirement of conversion.

7.   Provide clear disclosure as to the minimum amount of time that will be provided between the mailing of the proxy and the date when the shares must be tendered for conversion rights. Explain whether the minimum amount would be sufficient for an average investor to meet the steps required to exercise their conversion rights. Clarify why investors who attend the meeting are not able to tender their shares in person at the time of the meeting. We may have further comment.

8.   Provide a detailed discussion of the risks to investors as a result of this change in the conversion terms and add a risk factor.

9. Provide clear disclosure regarding the costs associated with tendering the physical shares and any other requirements, fees, or steps to elect conversion. Clarify how these fees are allocated to shareholders. Will they be charged per account, per share, etc? Clarify the percent of shares issued in the IPO that are held in "street name."

10. We note that these additional steps will make it more difficult for investors to elect conversion and are more likely to result in shareholders potentially not meeting all of the requirements for conversion. Provide clear disclosure throughout the proxy statement.

11. Clarify whether the requirements that the physical certificate be provided to the transfer agent prior to the meeting applies to both the record holders and the holders in "street name." The second paragraph on page xiii is not clear on this matter.

12. Provide a more detailed discussion of the steps required for holders in "street name" to exercise their conversion rights. Discuss the minimum time frame that would be required for holders in "street name" to exercise their conversion rights.

13. Please contrast your procedures for conversion with the conversion process of the traditional SPACs. Clarify whether any fees would be charged in the traditional SPAC conversion election where the shares are tendered after the business combination. We may have further comment.

Summary of the Proxy Statement, page 1

14. We note that the compensation will be increased by the amount of increase in the container rental equipment. Clarify as of a recent practicable date the amount of such increase, if any.

Risk Factors, page 19

15. Revise the subheading to the risk factor on page 23 regarding the determination of the valuation to focus on the fact that the valuation ranges determined by the company were not entirely above the 80% amount and discuss in greater detail the resultant risks. Clarify that a reasonable investor could determine that the Company may not have complied with the 80% requirement as set forth in the Form S-1.

16. We note your response to comment 12 of our letter dated February 2, 2007 and we partially reissue the comment. Please disclose the discussion in the response regarding when an indemnification would not be sought.

17.   We note your revised disclosure at page 26 indicating, "Some of our creditors, including our legal counsel and our independent public accounting firm, have waived in writing their rights to make claims against the proceeds in the trust account." Because your auditor has waived its right to a remedy that is normally available to creditors when amounts due have not been received, the staff believes your auditor's independence may be impaired. Please refer to the Codification of Financial Reporting Policies, Section 602.02.b.iv., Unpaid Prior Professional Fees, for further guidance. Tell us why your auditors remain independent after signing the above waiver agreement.

Consideration of the Acquisition, page 33

18.   We note your response to comments 15 and 16 of our letter dated February 2, 2007 and we partially reissue the comments. Please direct us to the location in the registration statement that discloses that "there were [no] contacts by General Finance with any third parties prior to completion of its IPO," as we are unable to locate such disclosure.

19.   We reissue comment 15 of our letter dated February 2, 2007. Clarify whether you were contacted, directly or indirectly, by any entities at any time prior to the completion of the IPO regarding any potential target businesses, including RWA. Your response focused on whether you contacted any entities prior to the completion of the IPO rather than on whether you were contacted by these entities. We may have further comment.

20.   We note that the disclosure has been revised to indicate that Mr. Baxter contacted the company one week after completion of the IPO rather than the prior disclosure that the contact occurred the day after the IPO was completed. Please reconcile the revised disclosure with the Form 8-K filed on April 17, 2006 indicating the offering was completed on April 10, 2006.

21.   Clarify whether any of the officers, directors or affiliates of General Finance were acquaintances of or had any connections with Mr. Baxter, Mr. Skinner, RWA or any affiliates of RWA or its former parent company.

22.   Clarify how Mr. Skinner was aware that Mr. Baxter and RWA would be interested in merging with a SPAC and the reason for discussing the formation of General Finance prior to the effectiveness of the registration statement. Clarify the nature of the discussion and state whether any steps or actions were taken by either Mr. Skinner or Mr. Baxter prior to the completion of the IPO. State whether Mr. Skinner took any actions beyond informing Mr. Baxter of the existence of General Finance. Clarify whether any finders' fees or other compensation were paid to Mr. Skinner. Clarify how and when Mr. Skinner was first aware of General Finance.

23.   We note your response to comment 19 of our letter dated February 2, 2007 and we partially reissue the comment. Please direct us to the disclosure that states that "no actions, preliminary or otherwise, were taken by Mr. Baxter regarding a possible transaction with General Finance prior to his unsolicited phone call to Mr. Valenta on April 11, 2006."

24.   Please explain the statement that "it was Mr. Valenta himself that became interested in possibly acquiring Royal Wolf." The disclosure currently indicates that Mr. Baxter contacted Mr. Valenta the day after the completion of the IPO. Please explain the reason for contacting Mr. Valenta if Mr. Baxter was not interested in pursuing a business combination at that time.

Valuation Analysis, page 40

25.   We note your response to comment 26 of our letter dated February 2, 2007. Please explain how enterprise value was used by the board in making its determination. Please explain the statement that for purposes of this discussion, the enterprise value is equal to the aggregate consideration of $85 million. It is unclear why this was determined to be the enterprise value when the purpose of the valuation methodology was to help the board make the determination that the target business would satisfy the 80% test and was used in negotiating the terms of the agreement, including the consideration. Please advise.

26.   We reissue comment 28 of our letter dated February 2, 2007. Provide a clear understanding as to how each valuation was determined and provide a summary of the specific projections used in each valuation. Explain how you determined the discount rate, the projected revenue growth rates and the gross margin rates were reasonable.

Selected Companies Analysis, page 43; Selected Transactions Analysis, page 45

27.   We note your response to comment 29 of our letter dated February 2, 2007 and we reissue the comment. Please provide the information that we previously requested about these comparable transactions in tabular format. Please explain the inclusion of private companies and private transactions as comparable companies and transactions when you could not compare key elements of the companies or transactions.

28.   Provide a more detailed discussion of the resultant risk in this section as a result of the valuation ranges that include valuations below the 80% valuation. Explain how management determined that the valuation more closely approximates the consideration negotiated under the acquisition agreement.

The Acquisition Agreement, page 48

29.   We reissue comment 32 of our letter dated February 2, 2007. Appendix A to the proxy statement contains the merger agreement. The table of contents lists schedules to the agreement. Therefore we again ask that you provide us supplementally with all schedules, exhibits, appendices, etc. to the merger agreement and any amendments to the merger agreement. We note that many of the schedules were not filed with the agreement in Appendix A.

30.   The Michael Baxter Consultancy Agreement is a material schedule that should be filed as part of Appendix A. Schedule 12, which sets forth examples of variations in the purchase price, also would appear to be a material schedule.

31.   We note your response to comment 33 of our letter dated February 2, 2007 and we partially reissue the comment. There appear to be material provisions in the acquisition agreement, for example, the section 14 provisions regarding guarantees and the section 15 provisions regarding restraints that are not included in the summary of the acquisition agreement beginning on page 48.

Other Information About Us, page 65

32.   We reissue comment 35 of our letter dated February 2, 2007. Provide a more detailed discussion of the actual expenses the company has incurred to date.

33.   Provide the current amount that has been borrowed pursuant to the line of credit as of the most recent practicable date.

34.   We note your response to comment 37 of our letter dated February 2, 2007 and we partially reissue the comment. Please provide in tabular format the names of each of the creditors, the amount owed, and whether that creditor has waived its right to make claims against the proceeds in the trust account.

35.   We note your response to comment 38 of our letter dated February 2, 2007 and we partially reissue the comment. Provide a more detailed discussion as to how the "best interests of General Finance and its stockholders" will be determined.

Information About Royal Wolf, page 69

Portable Storage Container Market, page 71

36.   We reissue comment 32 of our letter dated February 2, 2007. Provide the basis
        for the analysis of the Australian portable container industry. Provide the basis
        for your belief that your container utilization rate is higher than the industry
        average and the basis for determining the discount that you provided for the
        industry average. We may have further comment.

37.   Please provide the basis for determining the sales revenues for 20 foot containers.

38.   Please provide the basis for determining the estimated number of leased portable
        storage containers.

Portable Buildings Market, page 73

39.   Please provide the basis for determining the estimated number of leased portable
        buildings.

Freight Container Market, page 74

40.   Please provide the basis for determining the estimated number of leased freight
        containers.

MD&A, page 80

41.   Disclose the material terms of the various sources of funding. For example,
        clarify the time period for each financing.

Beneficial Ownership of Securities, page 101

42.   We note your response to comment 48 of our letter dated February 2, 2007 and
        we partially reissue the comment. Please disclose the control person(s) of
        Azimuth Opportunity Ltd.

Financial Statements

Note 17 – Employee benefits, page F-35

43.   We reissue comment 50 of our letter dated February 2, 2007 in its entirety as it is
        not clear how your supplemental response addresses the points raised. For
        example, you state, "the volatility was calculated over an appropriate period of
        time," but since your previous response indicated you used Beta in place of

expected volatility, it is not clear what you are referring to or what "an appropriate period of time" means. Your response mentions a "revised option pricing model" and a "recalculation" but does not explain the nature or purpose of the revised model. Assuming you have developed an estimate of volatility as defined in paragraphs A31-A34 and Appendix E in SFAS 123R, you have not provided us with a schedule listing each representative company, their market capitalization, their volatility and the term and interval of the volatility used as a basis for your expected volatility, as discussed in our comment 113 from our letter dated November 21, 2006. You did not appear to address the point in comment 50 of our letter dated February 2, 2007, stating it is not clear why a zero exercise price eliminates the impact of volatility in your model. We also note no revisions have been made to your footnotes, which still disclose expected volatility of 8.5% and 15%. Since you informed us these amounts represent Beta and not volatility, it appears this disclosure is incorrect. Please advise.

44.   From disclosure in Notes 1 and 17, it appears the outstanding employee share options are reported as a liability on the balance sheets. Please provide us with a detailed and thorough explanation of your accounting treatment for these stock options as of each balance sheet date and address the criteria in paragraphs 28 – 35 of SFAS 123R or other relevant authoritative accounting guidance. Explain how the merger discussions in April through June of 2006 affected your evaluation of the likelihood of an exercising or realization event and how this impacted your accounting for the options. Disclose the amount of liability reported at each balance sheet date, as well as the amount of compensation expense reported in each income statement presented and, if material, the amount recognized for changes in the fair value subsequent to the grant date. Disclose the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized. See paragraph A240 of SFAS 123R.

45.   In the response to comment 113 in your letter dated December 8, 2006, you provided a schedule of data on representative companies. It does not appear this schedule was included in the correspondence uploaded to Edgar. Please submit this correspondence in Edgar.

Australian Container Network Pty Ltd, page F-80

46.   We note your response to comment 51 of our letter dated February 2, 2007. We re-issue our previous comment, acknowledging you intend to include a revised audit report and statement of cash flows in a subsequent filing.

47.   We note your response to comment 52 of our letter dated February 2, 2007. We re-issue our previous comment, noting the unaudited financial statements of Australian Container Network for the nine months ended March 31, 2006 and March 31, 2005 will be included in a subsequent filing.

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact David Walz at 202-551-3358 or Terence O'Brien at 202-551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at 202-551-3329, or Pamela Howell, who supervised the review of your filing, at (202) 551-3357, with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth
Companies

cc: Dale E. Short, Esq.
        Fax (310) 201-4746